UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: April 1, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated March 27, 2008, entitled “2007 Annual Results Announcement”.

Exhibit 99.1

CNOOC Limited
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

2007 ANNUAL RESULTS ANNOUNCEMENT

CHAIRMAN’S STATEMENT

Dear shareholders,

It is again time for me to report on our annual results. I am honored to report to you that during last year, CNOOC Limited has once again fulfilled our targets set at the beginning of the year.

Our net production for the year increased by 2.6% to 171 million barrels-of-oil-equivalent (BOE); our proven reserves amounted to 2.6 billion BOE, with a reserve replacement ratio of 142%; our net profit was approximately RMB31.3 billion. The board of directors (the “Board”) has proposed a final dividend of HK$0.17 per share.

The figures speak for themselves, demonstrating that CNOOC Limited has fulfilled its commitments, enhanced corporate values, and managed to maintain a stable track in maximizing shareholders’ return. You can be proud of your investment on CNOOC Limited while I am also honored about our remarkable results.

Nevertheless, we will not stop with what we have achieved. Enhancing corporate value and shareholders’ return is only one of our goals, although it has always been the most important one. I sincerely hope that in addition to enhancing the Company’s intrinsic value and creating value for shareholders, CNOOC Limited can contribute to the industry’s well-being and development, and further dedicate our efforts to address the energy needs of humanity and the community.

I would like to take this opportunity to share my thoughts with you so as to further increase your understanding of CNOOC Limited.

Creator of corporate value and shareholders’ value

Since our listing, CNOOC Limited has been committed to maximize our corporate value and shareholders’ value. Over the past seven years, the Company has adhered to this principle with perseverance in various business practices, and reiterated this principle on various internal and external occasions.

2007 was another year of growth in corporate value and shareholders’ value. During the year, due to high oil prices, the market had high expectations on CNOOC Limited’s performance, and the Company continued to live up to their expectations.

We will not be satisfied to benefit solely from strong oil price and leave our corporate value to the hands of oil price only. We further hope to fully demonstrate our value by realising our growth potentials. In the past year, as always, we strived to optimize the Company fundamentals, to explore and further demonstrate our intrinsic value through discovering and revealing our potentials.

During the year, the Company continued to make positive progress in all business segments:

Exploration is fundamental for survival and growth of upstream oil companies. In 2007, upholding the tradition, the Company continued to invest substantial human resources and capitals in this segment, and made 12 commercial discoveries. Our reserve replacement ratio again maintained at more than 100%. In addition, the Company brought 5 new projects on stream successfully.

Despite the continued high oil price, promising results of explorations and smooth production, we still pursued to tighten our cost control in an environment of increasing inflationary pressure and overall surge in costs within the industry. During the period, the Company maintained its competitive cost structure, leaving more room for growth in shareholders’ value.

In 2007, we were pleased to see that the market has continued to uncover CNOOC Limited’s value at a steady pace. During the year, the oil price grew by 57.2%, and our share price increased by 79.7% .

In the future, CNOOC Limited will work hard to increase corporate value and generate more returns for shareholders. We will allocate more capital on exploration, so as to conduct more seismic data collection and drilling activities. To ensure the Company’s long-term growth, we will increase efforts on basic research and regional research aiming at significant discoveries, and strive to achieve even greater breakthrough. With respect to development and production, we will comprehensively utilize new technologies, maintain high and stable production of existing fields, and enhance oil recovery ratio.

We will devote great efforts on developing natural gas business, by fully capitalizing on China’s market potentials and leveraging on our existing advantages in the LNG market.

Contributor to industry progress

There are many century-old companies in the oil industry, compared with them, CNOOC Limited is a rather young company.

As such, CNOOC Limited has been a learner for relentless improvement and reforms since its establishment. In her growth history, we have adopted advanced western technology and learned the business model of industrial leaders. With all these efforts, we are transforming ourselves into a capable and efficient oil company with global competitiveness.

However, as a player in the industry, we sincerely hope that we can also make our own contribution to the industry advancement and development rather than only being a follower.

In 2007, the successful restart of Liuhua 11-1 oilfield marked an important step towards this target. Needlessly to say, this restart meant a lot to our production, and also demonstrated our capability to overcome challenges. What I would like to emphasize is the management and technology innovation brought by it to the whole industry.

As you are aware, Liuhua 11-1 oilfield was hit by a typhoon in 2006, and seven anchors and three hoses were broken. In shallow water, similar damages are not difficult to repair. But for Liuhua 11-1 oilfield, the picking up and repairing of a 13.5 -inch hose to resume production had to be conducted in waterdepth of over 300 meters. It is hard to find a precedent under similar operational conditions and requirements.

CNOOC Limited mobilized all available domestic and foreign resources efficiently. With the spirit of innovation, the company finally managed to resume the production of Liuhua 11-1 oilfield on 27 June 2007 after being shutdown for more than a year. CNOOC Limited not only set up a good example for the deep water engineering, but also developed 7 advanced proprietary techniques.

The marginal oilfield development technology of the Company has the value of ‘turning waste to treasure’. In 2007, the commencement of the ‘super-small’ Bozhong 34-3/5 oilfield further proved that the Company had seized a cutting-edge competitiveness in applying this technology in the industry.

Generally speaking, offshore development costs are higher than those for onshore. To be profitable, newly discovered reserves should be larger to make an economic discovery. Bozhong 34-3/5 oilfield is located in Bohai Bay, with a small size and less development value. By introducing a “Three Ones” model, which means using one jacket, one pipeline and one cable to implement unmanned automatic production, we succeeded in commercially developing such a marginal field.

My personal experience taught me that technology innovations, management streamline and case sharing could play a positive role in a company’s growth. I do hope and believe that CNOOC Limited’s experience and lesson learnt from the restart of Liuhua 11-1 oilfield and development technology of marginal oilfields could bring benefits to the whole industry.

Energy problem solver

As an energy company with strong sense of responsibility, we always hope to, together with other international energy players, contribute to tackling global energy problems and particularly the growing demand of China.

In this respect, our efforts are focused on three areas:

Firstly, we strived to increase our reserves and production. When it was listed in 2001, the Company’s reserves and production were only 1.79 billion BOE and 261.4 thousand BOE per day, respectively. By the end of 2007, such numbers have reached 2.6 billion BOE and 469.4 thousand BOE per day, representing an increase of 45.3% and 79.6% over the seven years, respectively. In 2001, the Company had only 16 oil and gas fields under production in offshore China. In 2007, the number of producing fields has reached 58, spreading all over offshore China.

Secondly, we looked for more overseas development opportunities on a value-driven basis. For an oil company seeking growth, this is an important way leading to greater and faster development.

Indeed, offshore China is our home field of operation. The vast exploration area and relatively lower exploration intensity mean that focusing on offshore China benefits more to our short-term development. However, I believe that in seeking for long-term development, CNOOC Limited should not give up any opportunity to go overseas.

Further, I firmly believe that nowadays, with growing demand for energy, in particular for clean energy, CNOOC Limited’s efforts on value-oriented overseas expansion and a rational exploitation of underground resources for human beings, together with its endeavor of performing corporate social responsibility to help to meet the global energy demand, in particular China’s demand, should be supported and encouraged.

Thirdly, we have consistently been engaged in energy conservation, emission reduction and clean energy. Since November 2007, the wind farm on Suizhong 36-1 oilfield has started to provide electricity for the field’s daily operation. Such a small shift to wind power alone will reduce carbon dioxide emissions by 3,500 tons per year. Such use of wind energy on offshore oilfield set up a precedent for the oil and gas industry in China. Among various CNOOC Limited’s achievements of energy conservation and emission reduction in 2007, it is only a minor point. But I believe it is a new starting point for the Company in supporting the research and use of new energy and better performing its mission of environment protection. In addition to Suizhong 36-1 oilfield, we have also applied our energy conservation and emission reduction policy in many other aspects, from technology innovation, implementation of “zero discharge” plan, resources recycling, optimization of lighting usage to water flow control. All these reflect our strong belief and determination of energy conservation and environmental protection, which in turn will contribute to solving energy problems.

With a firm and clear mission in mind, CNOOC Limited, full of youthful spirit, will strive to pursue its determined goals at full pace. I hope that in 2008 and in the future, you will continue your support to CNOOC Limited for achieving its goals, and join hands with us to turn to a new page of the Company’s development!

Fu Chengyu
Chairman and Chief Executive Officer
Hong Kong, 27 March 2008

CONSOLIDATED INCOME STATEMENT (AUDITED)
Year ended 31 December 2007
(All amounts expressed in thousands of Renminbi, except per share data)

	Notes	2007	2006
REVENUE
Oil and gas sales	5	73,036,906	67,827,953
Marketing revenues	6	17,397,338	20,964,093
Other income		289,587	155,238
		90,723,831	88,947,284
EXPENSES
Operating expenses		(8,039,603)	(6,999,184)
Production taxes		(3,497,440)	(3,315,661)
Exploration expenses		(3,432,419)	(1,705,075)
Depreciation, depletion and amortisation		(7,374,469)	(6,933,214)
Dismantlement		(561,701)	(472,269)
Special oil gain levy	7	(6,837,213)	(3,981,170)
Impairment losses related to property, plant and equipment		(613,505)	(252,357)
Crude oil and product purchases	6	(17,082,624)	(20,572,935)
Selling and administrative expenses		(1,741,161)	(1,543,777)
Others		(344,679)	(117,301)
		(49,524,814)	(45,892,943)
PROFIT FROM OPERATING ACTIVITIES		41,199,017	43,054,341

Interest income		672,987	781,536
Finance costs	8	(2,031,788)	(1,832,130)
Exchange gains, net		1,855,968	308,382
Investment income		902,378	613,028
Share of profits of associates		719,039	321,676
Non-operating income/(expenses), net		(6,979)	876,423

PROFIT BEFORE TAX		43,310,622	44,123,256
Tax	9	(12,052,323)	(13,196,313)

PROFIT FOR THE YEAR		31,258,299	30,926,943

DIVIDENDS
Interim dividend		5,547,488	5,334,091
Proposed final dividend		7,052,445	6,001,819
		12,599,933	11,335,910
EARNINGS PER SHARE
Basic	10	RMB0.72	RMB0.73
Diluted	10	RMB0.72	RMB0.73

DIVIDEND PER SHARE
Interim dividend		RMB0.12	RMB0.12
Proposed final dividend		RMB0.16	RMB0.14

CONSOLIDATED BALANCE SHEET (AUDITED)
31 December 2007
(All amounts expressed in thousands of Renminbi)

	Notes	2007	2006
NON-CURRENT ASSETS
Property, plant and equipment, net		118,880,204	103,406,376
Intangible assets		1,331,204	1,409,053
Interests in associates		2,030,999	1,543,515
Available-for-sale financial assets		1,818,732	1,017,000

Total non-current assets		124,061,139	107,375,944

CURRENT ASSETS
Accounts receivable, net		7,129,848	5,437,873
Inventories and supplies		2,345,887	1,691,479
Due from related companies		3,299,392	2,340,447
Held-to-maturity financial asset	11	3,000,000	–
Available-for-sale financial assets		6,687,948	12,390,058
Other current assets		1,625,663	2,435,363
Time deposits with maturity over three months		7,200,000	9,232,797
Cash and cash equivalents		23,356,569	14,364,055
		54,645,307	47,892,072
Non-current asset classified as held for sale	16	1,086,798	–

Total current assets		55,732,105	47,892,072

CURRENT LIABILITIES
Accounts payable		5,051,420	4,145,977
Other payables and accrued liabilities		9,051,258	5,481,499
Current portion of long term bank loans		–	17,816
Due to the parent company		587,228	456,961
Due to related companies		1,533,424	1,175,271
Tax payable		4,690,026	3,203,856
		20,913,356	14,481,380
Liabilities directly associated with non-current asset
classified as held for sale	16	488,322	–

Total current liabilities		21,401,678	14,481,380

NET CURRENT ASSETS		34,330,427	33,410,692

TOTAL ASSETS LESS CURRENT LIABILITIES		158,391,566	140,786,636

NON-CURRENT LIABILITIES
Long term bank loans	12	2,720,431	2,438,172
Long term guaranteed notes	13	8,325,519	17,885,841
Provision for dismantlement		6,737,319	5,412,581
Deferred tax liabilities		6,293,559	7,236,169

Total non-current liabilities		24,076,828	32,972,763

Net assets		134,314,738	107,813,873

EQUITY
Equity attributable to equity holders of the Company
Issued capital	14	942,541	923,653
Reserves		133,372,197	106,848,275
		134,314,738	107,771,928
Minority interest		–	41,945

Total equity		134,314,738	107,813,873

NOTES TO FINANCIAL STATEMENTS
31 December 2007
(All amounts expressed in Renminbi unless otherwise stated)

1.    CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.    BASIS OF PREPARATION AND CONSOLIDATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2007. The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued (if any) and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company’s subsidiaries.

3.    IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HKFRSs”)

The Hong Kong Institute of Certified Public Accountants has issued the following new and amended HKFRSs, which are mandatory for annual periods beginning on or after 1 January 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK (IFRIC)-Int 8	Scope of HKFRS 2
HK (IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK (IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of these new and revised Hong Kong Financial Reporting Standards, amendments and interpretation has had no impact on the Group’s results of operations or financial position.

4.    PRODUCTION SHARING CONTRACTS

The PRC

For production sharing contracts in relation to offshore China (the “China PSC”), the foreign parties to the China PSC (“foreign partners”) are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

After the exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective percentage of the participating interests.

In general, the Group has the option to take up to 51% participating interests in the development and production of the oil field and/or gas field under the China PSC and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs, completed all the exploration works and viable commercial discoveries have been made.

After the Group exercises its option to take certain participating interests in a China PSC, the Group accounts for the oil and gas properties according to its participating interest in the China PSC and recognizes its share of development costs, revenues and expenses from operations according to its participating interests in the China PSC. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners’ share of development costs, revenues and expenses from operations.

Part of the annual gross production of oil and gas under the China PSC is distributed to the PRC government as a settlement of royalties which are payable pursuant to relevant requirements of the competent authority. The Group and the foreign partners also pay the value-added tax, currently classified as production tax, to the tax bureau at a pre- determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs (including the deemed interest) and operating costs incurred by the foreign partners and the Group according to their respective participating interests. Any remaining oil, after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio calculated by the successive incremental tiers on the basis of the annual gross production, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share oil is not included in the Group’s interest in the annual production, the net sales revenue of the Group does not include the sales revenue of the government share oil.

The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to sell their allocable remainder oil in the PRC market according to the relevant laws and regulations of the PRC.

Overseas

In certain countries, the Group and the other partners to the overseas production sharing contracts are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

The Group’s net interest in the production sharing contracts in overseas locations consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and/or the domestic market obligation.

In other countries, the Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the local government, which, in most of cases, with the nature of royalty, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs can be deductible for the purpose of income tax calculation in accordance with local tax regulations.

5.    OIL AND GAS SALES

	2007	2006
	RMB’000	RMB’000

Gross sales	78,181,343	72,709,179
Less: Royalties	(1,059,018)	(752,958)
PRC government share oil	(4,085,419)	(4,128,268)
	73,036,906	67,827,953

6.    MARKETING PROFIT

	2007	2006
	RMB’000	RMB’000

Marketing revenues	17,397,338	20,964,093
Crude oil and product purchases	(17,082,624)	(20,572,935)
	314,714	391,158

7.    SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purpose and is calculated based on the actual volume of the crude oil entitled.

8.    FINANCE COSTS

	2007	2006
	RMB’000	RMB’000
Interest on bank loans which are
– repayable within five years	182,144	51,345
– repayable after five years	–	10,631
Interest on other loans (including convertible bonds)	688,876	907,565
Other borrowing costs	78,393	1,535

Total borrowing costs	949,413	971,076

Less: Amount capitalised in property, plant and equipment	(846,206)	(913,175)
	103,207	57,901
Other finance costs:
Increase in discounted amount of provisions arising from
the passage of time	305,758	250,922
Fair value losses on embedded derivative component of convertible bonds	1,622,823	1,523,307
	2,031,788	1,832,130

The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 6.375% (2006: from 4.1% to 6.375%) per annum for the year ended 31 December 2007.

9.    INCOME TAX

An analysis of the provision for tax in the Group’s consolidated income statement is as follows:

		2007	2006
		RMB’000	RMB’000
Overseas
–	Current income tax	967,047	874,378
–	Deferred income tax	(83,178)	141,615
PRC
–	Current income tax	11,786,176	11,791,620
–	Deferred income tax	(617,722)	388,700

Total tax charge for the year		12,052,323	13,196,313

10.  EARNINGS PER SHARE

	2007		2006
Earnings:
Profit from ordinary activities attributable to shareholders for
the year for the basic earnings per share calculation	RMB31,258,299,000		RMB30,926,943,000
Interest expense and fair value losses recognised on the
embedded derivative component of convertible bonds	RMB1,622,823,669	*	RMB1,915,414,568

Profit from ordinary activities attributable to shareholders for
the year for the diluted earnings per share calculation	RMB32,881,122,669	*	RMB32,842,357,568

Number of shares:
Number of ordinary shares issued at the beginning of the year before the weighted average effects of new shares issued and
share options exercised during the year	43,328,552,648		41,054,675,375

Weighted average effect of new shares issued during the year	276,884,564		1,457,036,115
Weighted average effect of share options exercised during the year	–		478,904

Weighted average number of ordinary shares for the basic earnings
per share calculation	43,605,437,212		42,512,190,394

Effect of dilutive potential ordinary shares under the share option
schemes	126,499,657		65,650,619

Effect of dilutive potential ordinary shares for convertible bonds
based on the “if converted method”	1,055,500,755	*	1,310,307,143

Weighted average number of ordinary shares for the purpose of
diluted earnings per share	44,787,437,624	*	43,888,148,156

Earnings per share
– Basic	RMB0.72		RMB0.73
– Diluted	RMB0.72	*	RMB0.73

* Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the period and were ignored in the calculation of diluted earnings per share. Therefore, the diluted earnings per share amounts are based on the profit for the year of approximately RMB31,258,299,000, and the weighted average of 43,731,936,869 ordinary shares.

11.  HELD-TO-MATURITY FINANCIAL ASSET

The held-to-maturity financial asset comprises a corporates wealth management product arranged with a financial institution with an expected interest rate of 4%. The product matured on 31 January 2008.

12.  LONG TERM BANK LOANS

As at 31 December 2007, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

		2007	2006
		RMB’000	RMB’000
	Effective interest rate and final maturity
RMB denominated	Effective interest rate of 4.05% per annum with
bank loans	maturity through 2016	500,000	500,000
US$ denominated	Effective interest rate of LIBOR+0.23%~0.38%
bank loans*	per annum with maturity through 2017	2,708,753	1,938,172
Japanese Yen denominated	Effective interest rate of 4.1% per annum
bank loans	with maturity through 2007	–	17,816
		3,208,753	2,455,988
Less: Current portion of long term bank loans		–	(17,816)
Less: Liabilities directly associated with non-current asset
classified as held for sale (note 16)		(488,322)	–
		2,720,431	2,438,172

* The amount represented the Group’s share of the utilised bank loans in Tangguh Liquefied Natural Gas Project (“Tangguh LNG Project”).

The Company delivered a guarantee dated 29 October 2007 in favor of Mizuho Corporate Bank, Ltd., as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

As at 31 December 2007, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

13.  LONG TERM GUARANTEED NOTES

Long term guaranteed notes comprised the following:

(i)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly- owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustments. The conversion price was adjusted to HK$5.97, HK$5.90 and HK$5.79 per share on 7 June 2005, 7 June 2006 and 7 June 2007, respectively, as a result of the declaration of the dividends for 2004, 2005 and 2006 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after 15 December 2007 (subject to certain criteria) and a cash settlement option to pay cash in lieu of delivering shares when the bondholders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) Limited to redeem all or part of the bonds on 15 December 2007 at an early redemption amount of 103.038% of the principal amount.

CNOOC Finance (2004) Limited renounced its cash settlement option by way of a supplemental trust deed dated 31 July 2007 entered into amongst the Company, CNOOC Finance (2004) Limited and BNY Corporate Trustee Services Limited. As such, the derivative component of the convertible bonds is no longer a liability and was transferred to equity.

During the year, convertible bonds with a face value of US$725,848,000 were converted into new shares of the Company. As at 31 December 2007, US$274,151,000 of convertible bonds were outstanding.

For conversion before the renunciation of cash settlement option, the bifurcated derivative component was marked to market through earnings up to the conversion date. The host bond was accreted and any deferred issuance costs was amortized up to the conversion date as if bond were to remain outstanding for its contractual life. The accreted value of the host bond and the marked-to-market value of derivative component were then reclassified into equity. Upon renunciation of the cash settlement option, the entire derivative component was marked to market and reclassified into equity. Subsequent conversions were accounted for in the same way but without considering the derivative component.

On 21 February 2008, CNOOC Finance (2004) Limited extinguished all the outstanding convertible bonds by exercising an early redemption option. The withdrawal of delisting of the convertible bonds on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) was effective at the close of business on 6 March 2008. The Group currently has no convertible bond liability.

There is no default during the year of principal, interest or redemption term of the long term guaranteed notes.

14.  SHARE CAPITAL

			Issued
	Number		share capital
	of shares	Share capital	equivalent of
Shares		HK$’000	RMB’000
Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2007 and 31 December 2006	75,000,000,000	1,500,000
Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2006	41,054,675,375	821,094	876,635
Exercise of options	1,150,000	23	24
Issue of new shares for cash	2,272,727,273	45,454	46,994

As at 31 December 2006	43,328,552,648	866,571	923,653
Conversion of bonds	974,064,328	19,481	18,888

As at 31 December 2007	44,302,616,976	886,052	942,541

15.  SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

(a) Business segments

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because senior management makes key operating decisions and assesses the performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

The following table presents revenue, profit and certain assets, liabilities and expenditure information for the Group’s business segments for the years ended 31 December 2007 and 2006.

	Independent operations		Production sharing contracts		Trading business		Unallocated		Eliminations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sales to external customers:
Oil and gas sales	33,276,884	31,431,976	39,760,022	36,395,977	–	–	–	–	–	–	73,036,906	67,827,953
Marketing revenues	–	–	–	–	17,397,338	20,964,093	–	–	–	–	17,397,338	20,964,093
Intersegment revenues	1,128,726	851,604	6,006,262	11,056,807	–	–	–		(7,134,988)	(11,908,411)	–	–
Other income	180,604	19,809	49,428	89,239	–	–	59,555	46,190	–	–	289,587	155,238
Total	34,586,214	32,303,389	45,815,712	47,542,023	17,397,338	20,964,093	59,555	46,190	(7,134,988)	(11,908,411)	90,723,831	88,947,284

Segment results
Operating expenses	(3,119,948)	(2,538,092)	(4,919,655)	(4,461,092)	–	–	–	–	–	–	(8,039,603)	(6,999,184)
Production taxes	(1,697,064)	(1,606,059)	(1,800,376)	(1,709,602)	–	–	–	–	–	–	(3,497,440)	(3,315,661)
Exploration costs	(1,870,775)	(1,296,424)	(1,561,644)	(408,651)	–	–	–	–	–	–	(3,432,419)	(1,705,075)
Depreciation, depletion and amortisation	(2,690,210)	(2,502,336)	(4,684,259)	(4,430,878)	–	–	–	–	–	–	(7,374,469)	(6,933,214)
Dismantlement	(261,282)	(242,855)	(300,419)	(229,414)	–	–	–	–	–	–	(561,701)	(472,269)
Special oil gain levy	(3,315,007)	(1,928,985)	(3,522,206)	(2,052,185)	–	–	–	–	–	–	(6,837,213)	(3,981,170)
Impairment losses related to property,
plant and equipment	–	(150,399)	(613,505)	(101,958)	–	–	–	–	–	–	(613,505)	(252,357)
Crude oil and product purchases	(1,128,726)	(851,604)	(6,006,262)	(11,056,807)	(17,082,624)	(20,572,935)	–	–	7,134,988	11,908,411	(17,082,624)	(20,572,935)
Selling and administrative expenses	(57,363)	(82,377)	(738,895)	(708,652)	–	–	(944,903)	(752,748)	–	–	(1,741,161)	(1,543,777)
Others	(82,468)	(6,134)	(256,348)	(101,147)	–	–	(5,863)	(10,020)	–	–	(344,679)	(117,301)
Interest income	–	–	37,016	82,747	–	–	635,971	698,789	–	–	672,987	781,536
Finance costs	(184,521)	(200,110)	(192,516)	(112,379)	–	–	(1,654,751)	(1,519,641)	–	–	(2,031,788)	(1,832,130)
Exchange gains/(losses), net	79	(19)	(13,109)	19,544	–	–	1,868,998	288,857	–	–	1,855,968	308,382
Investment income	–	–	–	–	–	–	902,378	613,028	–	–	902,378	613,028
Share of profits of associates	–	–	–	–	–	–	719,039	321,676	–	–	719,039	321,676
Non-operating income/(expenses), net	–	–	–	–	–	–	(6,979)	876,423	–	–	(6,979)	876,423
Tax	–	–	–	–	–	–	(12,052,323)	(13,196,313)	–	–	(12,052,323)	(13,196,313)

Profit for the year	20,178,929	20,897,995	21,243,534	22,271,549	314,714	391,158	(10,478,878)	(12,633,759)	–	–	31,258,299	30,926,943

Other segment information
Segment assets	45,256,127	34,244,925	85,965,366	76,750,372	889,072	1,793,132	44,564,882	40,936,072	–	–	176,675,447	153,724,501
Interests in associates	–	–	–	–	–	–	2,030,999	1,543,515	–	–	2,030,999	1,543,515
Non-current asset classified as held
for sale	–	–	1,086,798	–	–	–	–	–	–	–	1,086,798	–

Total assets	45,256,127	34,244,925	87,052,164	76,750,372	889,072	1,793,132	46,595,881	42,479,587	–	–	179,793,244	155,268,016

Segment liabilities	(8,514,615)	(5,505,398)	(17,718,385)	(11,105,725)	(296,971)	(304,333)	(18,460,213)	(30,538,687)	–	–	(44,990,184)	(47,454,143)
Liabilities directly associated with
non-current asset classified as held
for sale	–	–	(488,322)	–	–	–	–	–	–	–	(488,322)	–

Total liabilities	(8,514,615)	(5,505,398)	(18,206,707)	(11,105,725)	(296,971)	(304,333)	(18,460,213)	(30,538,687)	–	–	(45,478,506)	(47,454,143)

Capital expenditure	12,437,280	8,839,966	15,150,291	35,673,922	–	–	26,186	128,538	–	–	27,613,757	44,642,426

(b) Geographical segments

The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products at offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical segment information is presented for revenues as over 86% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain assets and capital expenditure information for the Group’s geographical segments for the years ended 31 December 2007 and 2006.

	PRC		Africa		Indonesia		Others		Consolidation and elimination		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	165,069,955	141,671,505	28,552,281	24,885,876	18,869,876	19,006,251	39,600,715	35,901,096	(72,299,583)	(66,196,712)	179,793,244	155,268,016
Capital expenditure	18,919,577	15,794,450	5,972,625	25,265,423	2,592,117	3,384,807	129,438	197,746	–	–	27,613,757	44,642,426

16. SUBSEQUENT EVENTS

The Company and certain of its subsidiaries were the named defendants (the “Defendants”) in a case brought by a subsidiary of Talisman Energy Inc. (the “Plaintiff”) which is a partner of a joint operating agreement (the “JOA”) relating to the Southeast Sumatra production sharing contract working area in Indonesia. The Plaintiff was claiming rights under the JOA to demand an interest in the Tangguh LNG Project. The Defendants have fully settled the litigation with the Plaintiff and Talisman Energy Inc. by reaching an agreement to sell to Talisman Energy Inc. a 3.05691% working interest in the Tangguh LNG Project for a consideration of US$212.5 million. The transaction was completed through the equity transfer of an indirect subsidiary of the Company and became effective on 1 January 2008 (Hong Kong time). The Company through its subsidiary continues to hold a 13.89997% working interest in the Tangguh LNG Project after the sale.

Accordingly, the related property, plant and equipment are classified as a non-current asset classified as held for sale and the related long term bank loan is classified as liabilities directly associated with non-current asset classified as held for sale as at 31 December 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW AND PROSPECTS

In 2007, the Company maintained its high speed development with high efficiency. Each of its operation grew steadily.

For the year ended 31 December 2007, our total revenue amounted to RMB 90,723.8 million (US$11,892.1 million, the exchange rates used for 2007 and 2006 are 7.6289 and 7.9820 respectively), representing a 2.0% increase over last year. Net profit of the Group was RMB31,258.3 million (US$4,097.4 million), representing an increase of 1.1% over last year. The increase of net profit was mainly due to higher realized oil price and production growth.

As at 31 December 2007, the Group’s basic and diluted earnings per share were both RMB0.72.

In 2007, oil price maintained at high levels and nearly reached US$100 per barrel by the year-end. The main drivers included instability in oil producing countries and speculation. It is anticipated that oil price will remain at a relatively high level in 2008 due to complex factors.

In respect of our operating environment, the PRC government has tightened macroeconomic control. It is expected that China’s GDP growth may slightly slow down in 2008. The inflation rate has not had any sign of retreat since 2007. Raw material cost and service charges have been increasing continuously. In addition, the fiscal policy may be further tightened. All these factors are exerting higher pressure on the Company for cost control.

In order to capitalize on the opportunity of oil price hike, add more reserve and production volume, we will further increase capital expenditure on exploration and development in 2008. The Company will further enhance its exploration activities, collect more seismic data and drill more wells during the year. In offshore China, it is expected that Penglai 19-3 platforms II B/D/E, Wenchang oilfields and Xijiang 23-1 etc. will commence production in 2008. In addition, there are more than 15 projects under development. As such, the development capital expenditure will continue to increase.

CONSOLIDATED NET PROFIT

Our consolidated net profit increased 1.1% to RMB31,258.3 million (US$4,097.4 million) in 2007 from RMB30,926.9 million in 2006.

REVENUE

Our oil and gas sales increased 7.7% to RMB73,036.9 million (US$9,573.7 million) in 2007 from RMB 67,828.0 million in 2006. The increase was primarily attributable to higher oil prices in 2007. The average realised price for our crude oil increased US$7.36 per barrel, or 12.5%, to US$66.26 per barrel in 2007 from US$58.90 per barrel in 2006. We sold 134.6 million barrels of crude oil in 2007, representing a decrease of 0.6% from 135.4 million barrels in 2006. The average realised price for our natural gas increased US$0.25 per thousand cubic feet, or 8.7%, to US$3.30 per thousand cubic feet in 2007 from US$3.05 per thousand cubic feet in 2006. Sales volume of our natural gas increased 16.1% to 34.7 million BOE in 2007 from 29.9 million BOE in 2006.

Our net marketing profit, which is marketing revenue less purchase costs, decreased 19.6% to RMB314.7 million (US$41.3 million) from RMB391.2 million in 2006. Our realised marketing profit margin, which is our net marketing profit as a percentage of marketing revenues was 1.8%, relatively unchanged from 2006. In 2007, over 86% of our revenues were contributed by customers located in China, with the remainder generated from overseas.

EXPENSES

Operating expenses

Our operating expenses increased 14.9% to RMB8,039.6 million (US$1,053.8 million) in 2007 from RMB 6,999.2 million in 2006. Operating expenses per BOE increased 11.8% to RMB47.3 (US$6.20) per BOE in 2007 from RMB42.3 (US$5.30) per BOE in 2006. Operating expenses per BOE offshore China increased 11.4% to RMB38.6 (US$5.05) per BOE in 2007 from RMB34.6 (US$4.34) per BOE in 2006, primarily as a result of higher service fees and raw material prices. Operating expenses per BOE overseas decreased 4.6% to RMB104.7 (US$13.72) per BOE in 2007 from RMB109.8 (US$13.76) per BOE in 2006, primarily as a result of the increased production volume of the North West Shelf Project in Australia, which has a lower than average cost structure among our overseas operations.

Production taxes

Our production taxes increased 5.5% to RMB3,497.4 million (US$458.4 million) in 2007 from RMB3,315.7 million in 2006, primarily as a result of increased oil and gas sales.

Exploration costs

Our exploration costs increased 101.3% to RMB3,432.4 million (US$449.9 million) in 2007 from RMB1,705.1 million in 2006. Exploration costs incurred offshore China and overseas in 2007 increased 50.0% and 268.6%, respectively, in 2007, the Company continued to invest substantial human resourses and capital in exploration activities.

Depreciation, depletion and amortisation

Our depreciation, depletion and amortisation increased 6.4% to RMB7,374.5 million (US$966.6 million) in 2007 from RMB 6,933.2 million in 2006. Our average depreciation, depletion and amortisation per barrel increased 3.6% to RMB43.4 (US$5.69) per BOE in 2007 from RMB41.9 (US$5.25) per BOE in 2006, primarily as a result of the commencement of production of oil and gas fields in 2006 and 2007.

Dismantlement

Our dismantling expenses increased 18.9% to RMB561.7 million (US$73.6 million) in 2007 from RMB472.3 million in 2006, primarily as a result of the reevaluation of work commitments, higher service fees and raw material prices. Our average dismantling costs increased to RMB3.3 (US$0.43) per BOE in 2007 from RMB2.9 (US$0.36) per BOE in 2006.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 71.7% to RMB6,837.2 million (US$896.2 million) in 2007 from RMB3,981.2 million in 2006, primarily as a result of our higher average realised oil price and the corresponding progressive rates imposed under the levy. In addition, as the levy was implemented in April 2006, we were subject to the levy for less than a full year in 2006.

Impairment losses related to property, plant and equipment

Our impairment losses increased 143.1% to RMB613.5 million (US$80.4 million) in 2007, from RMB252.4 million in 2006, primarily as a result of expected increase in future capital expenditures and lower reserve estimation with respect to an oil and gas field overseas.

Selling and administrative expenses

Our selling and administrative expenses increased 12.8% to RMB1,741.2 million (US$228.2 million) in 2007 from RMB1,543.8 million in 2006. Selling and administrative expenses for our offshore China operations increased 15.8% to RMB8.2 (US$1.07) per BOE in 2007 from RMB7.0 (US$0.88) in 2006, primarily as a result of higher prices in the PRC and share options expense recognised in 2007. Selling and administrative expenses for our overseas operations decreased 22.5% to RMB13.4 (US$1.76) per BOE in 2007 from RMB17.3 (US$2.17) per BOE in 2006, primarily as a result of the increased production volume of the North West Shelf Project in Australia, which has a lower than average cost structure among our overseas operations.

Finance costs, net

Our net finance costs increased 10.9% to RMB2,031.8 million (US$266.3 million) in 2007 from RMB1,832.1 million in 2006, primarily as a result of losses on fair value changes of the embedded derivative component of our convertible bonds and the effect of an increase in the amount of our provision of dismantlement arising from the passage of time, of which our interest income decreased 13.9% to RMB673.0 million in 2007 from RMB781.5 million in 2006, primarily as a result of an increase in financial investments in our short term asset portfolio.

Exchange gains/losses, net

Our net exchange gains incurred in 2007 were RMB1,856.0 million (US$243.3 million), representing an increase of RMB1,547.6 million (US$204.6 million) from net exchange gains of RMB308.4 million in 2006. Compared with 2006, the significantly increased exchange gains mainly came from dividends receivable from a subsidiary and active changes in currency structure of our assets portfolio in respond to the ongoing appreciation of RMB during 2007.

Investment income

Our investment income increased RMB289.4 million, or 47.2% to RMB902.4 million (US$118.3 million) in 2007 from RMB613.0 million in 2006, primarily as a result of realised gain from sales of investment funds and the shares of well-known public listed companies.

Share of profits of associates

Primarily contributed by good performance of one of our associate companies, CNOOC Finance Limited, our share of profits of associates increased 123.5% to RMB719.0 million (US$94.3 million) in 2007 from RMB321.7 million in 2007.

Non-operating income/expenses, net

Our net non-operating expenses for 2007 was RMB7.0 million (US$0.9 million), and our net non- operating income for 2006 was RMB 876.4 million. The decrease was primarily the result of a tax refund in 2006 in connection with re-investment in the PRC.

Income tax

Our income tax expense decreased 8.7% to RMB12,052.3 million (US$1,579.8 million) in 2007 from RMB13,196.3 million in 2006, primarily as a result of the deferred tax liability effect of the implementation of a tax rate decrease from 30% to 25% under the PRC Corporate Income Tax Law effective on 1 January 2008. Our effective tax rate for 2007 was 27.8%, versus 29.9% in 2006.

Cash generated from operating activities

Net cash generated from operating activities in 2007 amounted to RMB42,712.6 million (US$5,598.8 million), representing an increase of RMB3,487.0 million (US$684.5 million), or 8.9% from RMB39,225.6 million in 2006.

The increase in cash was mainly due to an increase in non-cash items such as depreciation, depletion and amortization expenses and impairment loss related to property, plant and equipment of RMB802.4 million (US$146.8 million).

Increase of cash flow was also partially offset by an increase of share of profit of associates of RMB397.4 million (US$54.0 million), decrease of profit before taxation of RMB812.6 million (US$149.3 million) and increase of net exchange gains of RMB1,547.3 million (US$204.6 million).

On the other hand, compared with 2006, the increase in operating cash flow was partially attributable to the increase in changes of working capital of RMB3,948.1 million (US$513.1 million). In addition, increase of investment income received of RMB396.4 million (US$53.5 million) and decrease in income taxes paid of RMB1,133.5 million (US$73.9 million) also contributed to the increase of net cash inflow from operating activities.

Capital expenditures and investments

Net cash outflow from investing activities in 2007 was RMB22,939.0 million (US$3,006.9 million), representing a decrease of RMB16,586.6 million (US$1,945.0 million), or 42.0% from RMB39,525.6 million in 2006.

In line with our “successful efforts” method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were RMB26,942.1 million (US$3,531.6 million) in 2007, representing a decrease of RMB17,274.5 million (US$2,007.9 million), or 39.1%, from RMB44,216.6 million in 2006. Our development expenditures in 2007 mainly related to the development of OML130, Penglai 19-3 Phase II, Luda 22-1, Bozhong 34-1, Liuhua 11-1 and Xijiang 23-1 oil and gas fields. Compared with 2006, there were no significant merger and acquisition expenditures.

In addition, cash inflow was attributable to the time deposits with maturities over three months of RMB2,032.8 million (US$266.5 million) and the net proceeds from sales of the available-for-sale financial assets and disposal of property, plant and equipment of RMB8,577.3 million (US$1,124.3 million). On the other hand, the cash outflow was attributable to the purchases of held-to-maturity financial asset of RMB3,000.0 million (US$393.2 million) and available-for-sale financial assets of RMB3,607.0 million (US$472.8 million).

Financing activities

Net cash outflow flow arising from financing activities in 2007 was RMB10,645.8 million (US$1,395.5 million), an net cash inflow of RMB6,038.6 million in 2006, representing an net increase of cash outflow of RMB16,684.4 million from 2006. In 2007 the net cash outflow was mainly due to the distribution of dividends of RMB11,523.7 million, and the repayment of bank loans of RMB17.8 million. It was partially offset by the cash inflow was mainly contributed by bank borrowed of RMB895.7 million.

The gearing ratio of the Company was 7.9% which is defined as interest bearing debt divided by interest bearing debt plus equity.

Market risks

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil and gas price risk

As our oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a large impact on us. Unstable and high volatility of international oil prices will have a significant effect on our net sales and net profits.

Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and US dollars. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the United States dollar (“US dollars”). From that day to 31 December 2007, Renminbi appreciated by approximately 13.31% against the US dollar.

Interest rate risk

As of the end of 2007, the interest rates for 78% of the Company’s debts were fixed. The term of the weighted average balance was approximately 8.5 years. Fixed interest rate is considered to be favourable under the environment of interest rate hikes as it can reduce fluctuation in finance cost.

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”)

(a)   Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset’s carrying amount exceeds the higher of an asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin- off be considered as held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of a property. The fair value of the property is estimated by the Group using the present value of future cash flows. The impairment is determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management’s estimate of future cash flows and consequently the carrying value of properties.

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset (other than goodwill and available-for-sale equity investments) is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write- down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the year ended 31 December 2007, an impairment of approximately RMB613,505,000 related to an aged oil field was recognised under both Hong Kong GAAP and US GAAP. For the year ended 31 December 2006, an impairment of approximately RMB252,357,000 was recognised under Hong Kong GAAP and no impairment was recognised under US GAAP. As a result, additional depreciation of approximately RMB34,080,000 was recognised under US GAAP.

(b)  Accounting for convertible bonds

With effect from 1 January 2005, under HKAS 32 Financial Instruments: Disclosure and Presentation, financial instruments with cash settlement options and other derivative components need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences are charged/credited to the income statement. However, with the renunciation of the cash settlement option in relation to the Group’s convertible bonds on 27 July 2007, under Hong Kong GAAP, the derivative component is transferred to equity. As such, no further mark-to-market of the derivative component is required going forward. There was no impact on the debt component, which has been stated at amortised cost.

Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. According to SFAS No. 133 Implementation Issue No. C8, the renunciation of the cash settlement options does not cause the derivative component to be reclassified to an equity component, therefore the derivative component is still marked to market at each balance sheet date and the differences will be charged/credited to the income statement. The debt component is stated at amortised cost.

The Company considered whether the convertible bonds contain embedded derivative features which warrant separate accounting under the guidance provided in SFAS No. 133. To the extent that the embedded derivatives are determined to exist, the embedded derivatives are bifurcated as a single, compound derivative and are accounted for in accordance with SFAS No. 133. The Company bifurcated its embedded derivatives at fair value and determined the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivatives, resulting in a discount attributed to the host bond contract. The host bond contract is then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method.

The embedded derivative features within the convertible bonds that would individually warrant separate accounting as a derivative instrument under SFAS No. 133 are bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under SFAS No. 133. The Company used the binominal tree valuation model to value the compound embedded derivative features both initially and at each reporting period to record the changes in fair value of the derivative instruments.

Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative. The embedded derivative feature would be separated from the host contract and accounted for as a derivative instrument only if all of the following conditions are met:

(i)	the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

(ii)	the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value; and

(iii)	a separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative as described in SFAS No. 133.

The Group’s convertible bonds include the following embedded derivative features that warrant separate accounting as a single, compound embedded derivative instrument under SFAS No. 133:

(i)	The bondholders’ right to convert the convertible bonds into the Company’s shares at specific price;

(ii)
Prior to the renunciation of cash settlement option, upon exercise of the conversion right by the bondholders of the convertible bonds, the Company has the option to settle the exercise of the conversion right in cash; and

(iii)	The convertible bonds are denominated in US dollars and are convertible into the Company’s share denominated into Hong Kong dollars using a fixed exchange rate of US$1 to HK$7.77.

(c)   Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes, the future development cost and provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(d)   Segment reporting

The Group’s segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group’s consolidated Hong Kong GAAP financial statements.

(e)   Income tax

The Group completed the acquisition of certain oil and gas interests in Nigeria in 2006. The oil and gas properties are still under exploration and development stage.

According to HKAS 12 “Income Taxes”, no deferred income tax liability is recognised for an asset acquisition. However, under US GAAP, a deferred income tax liability is recognised in accordance with EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations”. Accordingly, both the property, plant and equipment and deferred tax liabilities related to OML130 are increased by RMB16,014,569,000 under US GAAP. The difference in accounting treatment has had no impact on the net equity reported under US GAAP.

(f)   Provision for dismantlement

Hong Kong GAAP requires the provision for dismantlement to be recorded for a present obligation no matter whether the obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. In cases of remeasuring the provision for dismantlement of oil and gas properties, the Group shall use such a discount rate as mentioned above no matter whether future cash flows would move upward or downward. HK(IFRIC)-Int 1 requires that adjustments arising from changes in the estimated cash flows or the current discount rate should be added to or deducted from the cost of the related asset and liability.

Under US GAAP, SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation to be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. If the Group remeasures the provision for dismantlement of oil and gas properties, upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate; downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognised. In cases that changes occur to the discount rate, the Group shall apply the original discount rate used to initially measure the dismantlement costs, rather than remeasuring the liability for changes in the discount rate. There were no differences between the amounts under Hong Kong GAAP and US GAAP for the periods presented.

(g)   Income tax rates

Under Hong Kong GAAP, HKAS 12 required the application of tax rates that have been enacted or substantively enacted by the balance sheet date.

Under US GAAP, SFAS No. 109 requires that a deferred tax liability or asset shall be measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realised.

There were no differences in the tax rates used for both Hong Kong GAAP and US GAAP for the periods presented.

(h)   Accounting for uncertainty in income taxes

Under US GAAP, FIN 48 clarifies that the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognised in the financial statements. It provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 by the Company on 1 January 2007 had no significant impact on its financial position and result of operations.

However, under HK GAAP, there are no established standards specifically dealing with accounting for uncertainty in income taxes except for HKAS 37 Provisions, Contingent Liabilities and Contingent Assets that applies to all contingencies.

(i)    Effects on net profit and equity

The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

		Net profit
		2007	2006
		RMB’000	RMB’000

As reported under Hong Kong GAAP		31,258,299	30,926,943

Impact of US GAAP adjustments:
–	Fair value losses on embedded derivative component of convertible bonds	(2,975,664)	–
–	Depreciation of property, plant and equipment due to reversal of
	impairment losses	(34,080)	–
–	Deferred income tax related to depreciation of property, plant and equipment	8,520	–
–	Reversal of impairment losses related to property, plant and equipment	–	252,357
–	Deferred income tax related to impairment losses on property,
	plant and equipment	–	(75,708)

Net profit under US GAAP		28,257,075	31,103,592

Net profit per share under US GAAP
– Basic		RMB0.65	RMB0.73
– Diluted		RMB0.65	RMB0.73

		Net equity
		2007	2006
		RMB’000	RMB’000
As reported under Hong Kong GAAP		134,314,738	107,771,928
Impact of US GAAP adjustments:
–	Reversal of derivative component of convertible bond reclassified to equity	(4,471,324)	–
–	Addition of share premium related to conversion of bonds	4,076,738	–
–	Fair value losses on embedded derivative component of convertible bonds	(2,975,664)	–
–	Reversal of impairment losses related to property, plant and equipment	252,357	252,357
–	Deferred income tax related to impairment losses on property,
	plant and equipment	(75,708)	(75,708)
–	Depreciation of property, plant and equipment due to reversal of
	impairment losses	(34,080)	–
–	Deferred income tax related to depreciation of property, plant and equipment	8,520	–
–	Reversal of additional accumulated depreciation, depletion and amortisation
	arising from the revaluation surplus on land and buildings	44,207	44,207

As reported under US GAAP		131,139,784	107,992,784

(j)    Comprehensive income

According to SFAS No. 130, “Reporting comprehensive income”, the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.

	2007	2006
	RMB’000	RMB’000

Net income under US GAAP	28,257,075	31,103,592
Other comprehensive income:
Foreign currency translation adjustments	(3,861,917)	(1,257,594)
Unrealised gains on available-for-sale investments	63,426	60,010
Less: Reclassification adjustment for gains included in net income	(60,010)	(69,069)

Comprehensive income under US GAAP	24,398,574	29,836,939

The movement of accumulated other comprehensive income components is as follows:

	Foreign currency translation adjustments	Unrealised gains on available -for-sale investments	Accumulated other comprehensive income
	RMB’000	RMB’000	RMB’000

Balance at 31 December 2005	(512,943)	69,069	(443,874)
Reversal of current year’s realised gains	–	(69,069)	(69,069)
Current year’s change	(1,257,594)	60,010	(1,197,584)

Balance at 31 December 2006	(1,770,537)	60,010	(1,710,527)
Reversal of current year’s realised gains	–	(60,010)	(60,010)
Current year’s change	(3,861,917)	63,426	(3,798,491)

Balance at 31 December 2007	(5,632,454)	63,426	(5,569,028)

(k)   Additional disclosure under FSP FAS19-1

The Group adopted FASB Staff Position FAS19-1, “Accounting for Suspended Well Costs”. Upon adoption of the FSP, the Group evaluated all existing capitalised exploratory well costs under the provisions of the FSP. The following table reflects the net changes in capitalised exploratory well costs during 2007 and 2006, and does not include amounts that were capitalised and subsequently expensed in the same period.

	2007	2006
	RMB’000	RMB’000

Beginning of the year	879,189	281,573
Additions to capitalised exploratory well costs
pending the determination of proved reserves	1,592,302	803,184
Reclassifications to oil and gas properties based on the
determination of proved reserve	(36,027)	(182,582)
Capitalised exploratory well costs charged to expense	(385,609)	(7,976)
Exchange realignment	(55,913)	(15,010)

End of the year	1,993,942	879,189

Aging of capitalised exploratory well costs and the number of projects for which exploratory well costs have been capitalised for a period greater than one year as follows:

	2007	2006
	RMB’000	RMB’000
Capitalised exploratory well costs that have been
capitalised for a period for one year or less	1,549,223	834,333
Capitalised exploratory well costs that have been
capitalised for a period greater than one year	444,719	44,856

End of the year	1,993,942	879,189

Number of projects for which exploratory well costs
have been capitalised for a period greater than one year	4	1

The RMB444,719,000 of suspended well costs capitalised for a period greater than one year as at 31 December 2007 represents six exploratory wells in four projects. RMB48,162,000 is related to wells drilled in 2005 and 2006 for two projects that had drilling activities under way that were firmly planned for the near future, and RMB396,557,000 is related to wells drilled in 2005 and 2006 for two projects, for which additional drilling was not deemed necessary, because the presence of hydrocarbons had already been established, and other activities were in process to enable a future decision on project development.

EMPLOYEES

We had 3,288 employees as at 31 December 2007.

We have adopted 4 share option schemes for directors, senior management and other eligible grantees of the Company since 4 February 2001. The Board has granted options to directors, senior management and other eligible grantees pursuant to each share option scheme.

During the year, the Company took steps to enhance the planning and budget control of its labor costs by implementing target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy rate of their compensation budgets.

At the same time, in order to maximize our return on human resources, the Company paid particular attention to critical business units and key positions in formulating compensation budgets and resources allocation.

In addition, the Company made adjustments to the compensation and allowance policy for staff based on the inflation rates and exchanges rates of their homeland countries/regions.

CHARGES ON ASSETS

CNOOC NWS Private Limited is a wholly owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project.

CONTINGENT LIABILITIES

On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006. The OML130 project is still in the exploration and development phase.

In 2007, a local tax office in Nigeria (the “Nigeria local tax office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigeria local tax office has raised a disagreement in the tax filings made for the OML130 Transaction. The final tax audit results might affect the acquisition cost of the Company for the OML130 Transaction.

The tax audit assessment made by the Nigeria local tax office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses and/or adjustment to the acquisition cost of OML130 which might arise as a result of the dispute.

DIVIDENDS

On 29 August 2007, the Board declared an interim dividend of HK$0.13 per share (2006: HK$0.12 per share). The interim dividends amounted to HK$5,730,284,000, based on the number of issued shares as at the specified record date.

The Board has recommended a final dividend of HK$0.17 (2006: HK$0.14) per share to shareholders whose name appear on the register of members of the Company on 29 May 2008, totaling HK$0.30 per share for the year ended 31 December 2007. The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting.

The payment of future dividends will be determined by the Company’s Board, which are based upon, among other things, the Company’s future earnings, capital requirements, financial conditions, future prospects and other factors which the Board may consider relevant. The Company’s ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts (“ADR”) holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2007, including the accounting principles and practices adopted by the Group and has discussed the internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2007.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year ended 31 December 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 22 May 2008 (Thursday) to 29 May 2008 (Thursday) (both dates inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the dividends and to attend the annual general meeting of the Company, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 21 May 2008 (Wednesday).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions (“Code Provisions”) of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 December 2007, except for deviations from Code Provisions A.2.1 and A.4.1 only. The following summarise the Company’s deviations from the CG Code and the reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and all the existing Independent Non-executive Directors of the Company have been re-elected in past three years, except Dr. Edgar W. K. Cheng, who was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

Further information on the CG Code can be found in the Corporate Governance Report contained in the annual report.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2007, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2007, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Hong Kong Stock Exchange’s website and the Company’s website in due course.

GENERAL

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2007 have been made at the rate of RMB7.6289 to US$1(2006: RMB7.9820 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

Note: Some of the Company’s operating data presented in this announcement includes its interest in an associate.

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Fu Chengyu (Chairman)	Edgar W. K. Cheng
Zhou Shouwei	Chiu Sung Hong
Wu Guangqi	Evert Henkes
Yang Hua	Lawrence J. Lau
Tse Hau Yin, Aloysius
Non-executive Directors
Luo Han
Cao Xinghe
Wu Zhenfang

By Order of the Board
CNOOC Limited
Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 27 March 2008

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward- looking statements. These statements are based on assumptions and analyses made by the Company that the Company believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions depend on a number of risks and uncertainties which could cause the Company’s actual results, performance and financial condition to differ materially from the expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Company’s 2006 Annual Report on Form 20-F filed on 29 June 2007.

Please also refer to the published version of this announcement in the South China Morning Post.